25002013

SEC Mail Processing

FEB 26 2025

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Saybrus Equity Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One American Row
(No. and Street)

Hartford	CT	06102-5056
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christine Tomko	203-470-1514	ctomko@saybruspartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cohn Reznick LLP
(Name – if individual, state last, first, and middle name)

350 Church St	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

10/14/03	596
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christine Tomko, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Saybrus Equity Services LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Jennifer L. DiBacco
Notary Public
My commission expires on 05/31/2026

Notary Public

Signature:

Title:
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm

Board of Directors and Member
of Saybrus Equity Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Saybrus Equity Services, LLC identified the following provisions required by 17 C.F.R. §240.17a-5(d)(1) and (4) under which Saybrus Equity Services, LLC claimed an exemption pursuant to the provisions of Footnote 74 of SEC Release No. 34-70073 (the "exemption provisions") and (2) Saybrus Equity Services, LLC stated that Saybrus Equity Services, LLC met the identified exemption provisions throughout the most recent year without exception. Saybrus Equity Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Saybrus Equity Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of SEC Release No. 34-70073.

CohnReznick LLP

Hartford, Connecticut
February 25, 2025

Saybrus
EQUITY SERVICES

Saybrus Equity Services, LLC
Exemption Report for the Period January 1, 2024 through December 31, 2024

Saybrus Equity Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Saybrus Equity Services, LLC

I, Christine Tomko, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Christine Tomko
Christine Tomko

Title: Chief Financial Officer and Principal Financial Officer

Date Signed: February 25, 2025

Saybrus Equity Services, LLC

(a wholly-owned subsidiary of Saybrus Partners, LLC)
Financial Statements and Supplementary Schedules
pursuant to
Securities and Exchange Commission Rule 17a-5
For the Year Ended December 31, 2024

Saybrus Equity Services, LLC
Table of Contents

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm

Board of Directors and Member
of Saybrus Equity Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Saybrus Equity Services, LLC as of December 31, 2024, and the related statements of operations, member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Saybrus Equity Services, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Saybrus Equity Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Saybrus Equity Services, LLC's financial statements. The supplemental information is the responsibility of Saybrus Equity Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

CohnReznick

We have served as Saybrus Equity Services, LLC's auditor since 2013.

CohnReznick LLP

Hartford, Connecticut
February 25, 2025

Saybrus Equity Services, LLC
Statement of Financial Condition as of December 31, 2024

Assets:	
Cash	$ 12,941,838
Concessions receivable from third parties	401,529
Prepaid regulatory expenses	10,070
Total assets	**$ 13,353,437**
Liabilities:	
Payable to affiliate	$ 4,328,514
Total liabilities	**4,328,514**
Member's Equity:	
Total member's equity	**9,024,923**
Total liabilities and member's equity	**$ 13,353,437**

The accompanying notes are an integral part of these financial statements.

Saybrus Equity Services, LLC
Statement of Operations for the Year Ended December 31, 2024

Revenues:	
Concessions earned	$47,141,836
Total revenues	**47,141,836**
Expenses:	
Salary and other compensation	36,576,131
Regulatory expenses	64,416
Technology	723,502
Travel and meeting expenses	1,576,817
Other operating expenses	916,327
Total expenses	**39,857,193**
Net Income	**$ 7,284,643**

The accompanying notes are an integral part of these financial statements.

Saybrus Equity Services, LLC
Statement of Member's Equity for the Year Ended December 31, 2024

Member's Equity:	
Balance, beginning of year	$ 5,740,280
Net Income	7,284,643
Distribution	(4,000,000)
Balance, end of year	**$ 9,024,923**

The accompanying notes are an integral part of these financial statements.

Saybrus Equity Services, LLC
Statement of Cash Flows for the Year Ended December 31, 2024

Cash Flows from Net Operating Activities:	
Net Income	$7,284,643
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Decrease in concessions receivable from third parties	261,034
Decrease in prepaid regulatory expenses	53,412
Increase in payable to affiliate	1,964,079
Cash provided by operating activities	2,278,525
Cash Flows from Financing Activities	
Capital distribution to parent	(4,000,000)
Cash used in financing activities	(4,000,000)
Net increase in cash	5,563,168
Cash, beginning of year	7,378,670
Cash, end of year	**$12,941,838**

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

Description of Business

Saybrus Equity Services, LLC ("Saybrus Equity" or the "Company") is a Delaware company organized on February 9, 2010 and registered as a securities broker/dealer with the Financial Industry Regulatory Authority ("FINRA") on August 16, 2010. Saybrus Equity is a wholly owned subsidiary of Saybrus Holdings, LLC. Saybrus Holdings, LLC is a wholly owned subsidiary of Saybrus Partners, LLC ("Saybrus Partners"). Saybrus Partners is a wholly owned subsidiary of AL Tiger Holdco LLC which is owned by AmeriLife Holdings, LLC ("AmeriLife"), a privately held company. Saybrus Equity provides wholesaling services of variable life insurance and variable annuities to various third-party distributors. Saybrus Equity is authorized to do business in all 50 states as well as the District of Columbia.

Saybrus Equity earns variable product concession income based on contractual rates when the life or annuity product premium is funded, and the Company has no obligation past this milestone to perform services.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The single-year presentation is in accordance with Securities and Exchange Commission ("SEC") Rule 17a-5.

Cash

Cash includes all cash balances which are not subject to withdrawal restrictions or penalties. Cash equivalents include all highly liquid short-term instruments with a maturity of three months or less when acquired. There were no cash equivalents held by the Company as of December 31, 2024.

Income Taxes

Saybrus Equity Services, LLC is included in the consolidated business tax return filed by AmeriLife.

Although the Company's federal and state income tax returns prior to fiscal year 2020 are closed, management continues to evaluate expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. If necessary, the Company recognizes interest and penalties associated with tax matters as part of the accounting for income tax and includes accrued interest and penalties with the related tax liability in the statement of financial conditions.

Revenue Recognition

Variable product concession income is recorded as income at a point in time when earned and is based upon actual premium funding levels and are received weekly from third party distributors.

The Company provides wholesaling services and the Company's obligation is to stand ready to provide the same wholesaling services daily. The nature of the Company's obligation does not change from day to day, even though the underlying activities could vary from day to day. The Company promises to provide a series of distinct (i.e., daily) stand-ready wholesaling services that are accounted for as a single performance obligation on a daily basis as the services are performed. Concessions receivable from third parties was $662,683 as of January 1, 2024.

Historically, the Company has not had credit losses on these receivables and has determined that no allowance is necessary at December 31, 2024.

New Accounting Pronouncement

In November 2023, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2023-07 that focuses on improving reportable segment disclosures, particularly around significant segment expenses. Public entities are required to provide more detailed information about segment expenses to help constituents better understand an entity's overall performance and assess potential future cash flows. The disclosures are required on an annual and interim basis, as applicable. ASU 2023-07 is effective for the Company for annual periods beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 (See Note 1 - Segment reporting).

Segment Reporting

The Company engaged in a single line of business as a provider of wholesaling services of variable life insurance. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to make distributions to Saybrus Partners. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Revenue	$47,141,836
Compensation and Benefits	36,576,131
Technology	723,502
Regulatory	64,415
Travel & Meeting Expense	1,576,817
Other Expense	916,327
Total Expense	39,857,192
Net Income	$7,284,643

Concentration of Business and Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and concessions receivable. The Company monitors concentrations within its business in order to identify dependency on one or more customers. The Company has one major third-party relationship, which accounted for 95.0% of the Company's concessions revenue for the year ended December 31, 2024 and 99.9% of the Company's concessions receivable as of December 31, 2024. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited.

At December 31, 2024, the Company maintains its cash balance in a single account with a highly rated depository institution. At times, such amounts may exceed federally insured limits. At December 31, 2024, the Company has uninsured cash in the amount of $12,691,838. Furthermore, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to cash.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Distribution to Parent

On February 28, 2024, a capital distribution to parent was made for $4,000,000.

3. Transactions with Affiliates

Saybrus Equity has an expense sharing agreement with its parent, Saybrus Partners. In accordance with the expense sharing agreement, Saybrus Partners pays operating expenses on the Company's behalf and is reimbursed through a cost allocation process. Expenses are incurred monthly and settled within 30 days. Expenses allocated to Saybrus Equity for the year ended December 31, 2024 were $39,857,193. Such expenses may not represent the amount that Saybrus Equity would report if such relationship did not exist.

The Company has no employees.

4. Regulatory Matters

Net Capital Requirement

Saybrus Equity is classified as a "limited purpose" securities broker and dealer by FINRA. As such, the firm is subject to the SEC Uniform Net Capital Rule which requires maintenance of minimum net capital (as defined in SEC Rule 15c3-1 ("Net Capital")) and certain debt to capital ratios. Due to its limited securities activities, the rule requires the Company to maintain minimum Net Capital equal to the greater of either $5,000 or 6-2/3% of the Company's aggregate indebtedness as defined under Rule 15c3-1. The Company's capital exceeded this minimum throughout 2024.

At December 31, 2024, Saybrus Equity had Net Capital of $9,014,853 and a Net Capital requirement of $288,567. Rule 15c-1 also requires the Company's ratio of aggregate indebtedness to Net Capital not to exceed 15 to 1. The Company's aggregate indebtedness to Net Capital ratio was 0.48 to 1 at December 31, 2024.

Exemptions from Reserve Requirements

The Company files an Exemption Report pursuant to the provisions of Footnote 74 of SEC Release No. 34-70073 as it (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers, and (3) does not carry proprietary accounts of broker-dealers (as defined in Rule 15c3-3). Accordingly, the computation for determination of reserve requirements and the information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

Commitments and Contingencies

Saybrus Equity may from time to time become involved in various legal proceedings, litigation and threatened litigation arising in the ordinary course of business. As of the date of these financial statements, there are no legal proceedings which individually or in aggregate have a material effect on the financial position, results of operations or cash flows of the Company.

5. Subsequent Events

The Company evaluated events subsequent to December 31, 2024 and through February 25, 2025, the date of issuance of these financial statements. The Company has determined there have been no events that have occurred that would require adjustments to the Company's financial statements.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2024

Net capital	
Total member's equity	$ 9,024,923
Deduct assets not allowable for net capital	
Prepaid regulatory expenses	10,070
Total deductions from net capital	10,070
Net capital before specific reduction in the market value of securities	9,014,853
Less securities haircuts pursuant to Rule 15c3-1	—
Net capital	$ 9,014,853
Aggregate indebtedness	
Items included in the statement of financial condition	
Payable to affiliate	$ 4,328,514
Total aggregate indebtedness	$ 4,328,514
Computation of basic net capital requirement	
Minimum net capital required (based upon aggregate indebtedness)	$ 288,567
Minimum dollar requirement	$ 5,000
Net capital requirement	$ 288,567
Excess in net capital	$ 8,726,286
Excess in net capital at 1,000%	$ 8,582,002
Ratio: aggregate indebtedness to net capital	0.48 to 1

Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2024)

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's unaudited Part II FOCUS Report as filed on January 18, 2025.

See Report of Independent Registered Public Accounting Firm.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2024

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2024 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption per footnote 74.

Saybrus Equity Services, LLC
Schedule III

Information Relating to the Possession of Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2024

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities.

The Company files an Exemption Report pursuant to the provisions of Footnote 74 of SEC Release No. 34-70073 as it (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers, and (3) does not carry proprietary accounts of broker-dealers (as defined in Rule 15c3-3). Accordingly, the computation for determination of reserve requirements and the information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

See Report of Independent Registered Public Accounting Firm.